                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                           TRANSTEXAS GAS CORPORATION
                           --------------------------
                               (Name of Applicant)

                 1300 North Sam Houston Parkway East, Suite 310
                              Houston, Texas 77032
                 ----------------------------------------------
                    (Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:


             Title of Class                                       Amount
             --------------                                       ------
    15% Senior Secured Notes due 2005                          $200,000,000


                           --------------------------

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this
                                               application.


                           --------------------------

                           Ed Donahue, Vice President
                           TransTexas Gas Corporation
                 1300 North Sam Houston Parkway East, Suite 310
                              Houston, Texas 77032
                     (Name and Address of Agent for Service)

                                 With a copy to:

                              C. Robert Butterfield
                             Gardere & Wynne, L.L.P.
                             3000 Thanksgiving Tower
                                 1601 Elm Street
                               Dallas, Texas 75201

                           --------------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "TIA"), may determine upon the written request of the applicant.

                                     GENERAL

ITEM 1.       GENERAL INFORMATION.

              (a)  FORM OF ORGANIZATION.

              Corporation.

              (b) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

              Delaware.

ITEM 2.       SECURITIES ACT EXEMPTION APPLICABLE.


              TransTexas Gas Corporation (the "Applicant" or the "Company") relies upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for its claim that registration of the offer and sale, pursuant to the Plan (defined below) of the 15% Senior Secured Notes due 2005 (the "Notes") to be issued by the Company under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Company and Firstar Bank, N.A. (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").

              On April 19, 1999, the Company filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the District of Delaware. On April 20, 1999, TransAmerican Energy Corporation ("TEC") and TransAmerican Refining Corporation ("TARC") also filed petitions for relief under Chapter 11. On May 20, 1999, the Chapter 11 cases were transferred to the United States District Court for the Southern District of Texas, Corpus Christi Division (the "Bankruptcy Court"). The cases are being jointly administered under case number 99-21550-C-11. The Company has continued to operate its business and manage its properties as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

              The Company proposes to issue the Notes pursuant to its Second Amended, Modified and Restated Plan of Reorganization dated January 25, 2000 (the "Plan"). The Plan was confirmed by the Bankruptcy Court by order dated February 7, 2000.


                                  AFFILIATIONS

ITEM 3.       AFFILIATES.


              The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of January 25, 2000.



                                 John R. Stanley
                                       |
                                     (100%)
                          TNGC Holdings Corporation (1)
                                       |
                                     (100%)
                    TransAmerican Natural Gas Corporation (2)
                                       |
                                     (100%)
                              TEC/TransAmerican LLC

                                       |
                                     (100%)
                        TransAmerican Energy Corporation
 ______________________________________|______________
  |                                                   |
(100%)                                                |
TransAmerican Refining                             (72.3%)
Corporation                                        TRANSTEXAS GAS
                                                   CORPORATION (3)
                                                      |
            ________________________________________________________________________________________
            |                |                |                |                 |                  |
         (100%)            (100%)           (100%)            (100%)           (100%)            (100%)
         Galveston Bay     Galveston Bay    PetroAmerican     TransTexas       TransTexas        TransTexas Gas
         Processing        Pipeline         Services          Drilling         Exploration       Corporation
         Corporation       Company          Corporation       Services,        Corporation       -- Liberia
                                                              Inc.
                                              |                |
                                            (100%)            (99%)
                                            PetroAmerican     TransTexas
                                            Offshore, Inc.    Energia de
                                                              Mexico, S.A. de C.V. (4)

              ------------------

(1) Other direct and indirect subsidiaries of TNGC Holdings Corporation include TransAmerican Pipeline Corporation, Southern States, Inc., Southern States Exploration, Inc., and Laredo Exploration, Inc.

(2) Other direct and indirect subsidiaries of TransAmerican Natural Gas Corporation include Southeast Marine, Inc., TransAmerican Exploration Corporation, Southeast Louisiana Contractors of Norco, Inc., TransAmerican Gas Transmission Corporation, TransLouisiana Pipeline Corporation, TransAmerican Terminals Corporation, Realty/TransAmerican LLC, JRS Realty, Inc., JRS Properties, Inc., and TCP Construction Company, Inc.

(3) Also owned approximately 9.0% by TransAmerican Natural Gas Corporation and its subsidiary, Southeast Marine, Inc., and approximately 18.7% by the public.

(4)  Also owned 1% by TransTexas Gas Corporation.

The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as they are expected to be constituted as of the Effective Date:


                           TRANSTEXAS GAS CORPORATION
                                        |
           _________________________________________________________________________________________
           |                 |                |                |                |                  |
         (100%)            (100%)           (100%)            (100%)           (100%)            (100%)
         Galveston Bay     Galveston Bay    PetroAmerican     TransTexas       TransTexas        TransTexas Gas
         Processing        Pipeline         Services          Drilling         Exploration       Corporation
         Corporation       Company          Corporation       Services,        Corporation       -- Liberia
                                              |               Inc.
                                              |                |
                                              |                |
                                            (100%)            (99%)
                                            PetroAmerican     TransTexas
                                            Offshore, Inc.    Energia de
                                                              Mexico, S.A. de C.V. (1)

------------------

(1) Also owned 1% by TransTexas Gas Corporation.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following persons served as directors and executive officers of the Applicant as of January 25, 2000:


         NAME AND ADDRESS*                    OFFICE
         -----------------                    ------
         John R. Stanley             Chief Executive Officer and Director

         Ronald P. Nowak             President and Chief Operating Officer

         Ed Donahue                  Vice President, Chief Financial Officer and
                                     Secretary

         Simon Ward                  Vice President and Treasurer

         George Wright               Vice President of Accounting

         Thomas B. McDade            Director and Chairman of the Board

         Robert L. May               Director

         James V. Langston           Director

         ------------------

     * The mailing address for each director and executive officer is 1300 North Sam Houston Parkway East, Suite 310, Houston, Texas 77032.

          Upon the Effective Date, all of the directors, except Mr. Stanley, will resign and new directors will be appointed. Information regarding directors and executive officers as of the Effective Date will be provided by amendment.


ITEM 5.   PRINCIPAL OWNERS OF VOTING SECURITIES.


          Presented below is certain information regarding each person owning 10% or more of the Company's voting securities as of January 25, 2000:

                   NAME AND COMPLETE              TITLE OF CLASS         AMOUNT         PERCENTAGE OF VOTING
                   MAILING ADDRESS*                   OWNED               OWNED           SECURITIES OWNED
          ------------------------------------ --------------------- ---------------- --------------------------
          John R. Stanley (1)                      Common Stock        46,800,264              81.37%

          TNGC Holdings Corporation (2)            Common Stock        46,788,664              81.35%

          TransAmerican Natural Gas
               Corporation (3)                     Common Stock        46,788,664              81.35%

          TEC/TransAmerican LLC (4)                Common Stock        41,588,664              72.31%

          TransAmerican Energy
               Corporation                         Common Stock        41,588,664              72.31%

          ------------------

          * The address of each stockholder is 1300 North Sam Houston Parkway East, Houston, Texas 77032.

          (1) Mr. Stanley owns 3,500 shares of Common Stock of the Company. Mr. Stanley also owns all of the common stock of TNGC Holdings Corporation, and may be deemed to beneficially own all of the shares of Common Stock of the Company beneficially owned by TNGC Holdings Corporation. Mr. Stanley is also deemed to beneficially own 8,100 shares of Common Stock of the Company held by his wife.

          (2) TNGC Holdings Corporation owns all of the common stock of TransAmerican Natural Gas Corporation, and may be deemed to beneficially own all of the shares of Common Stock of the Company owned beneficially by TransAmerican Natural Gas Corporation.

          (3) TransAmerican Natural Gas Corporation owns 5 million shares of Common Stock of the Company. TransAmerican Natural Gas Corporation also owns all of the membership interests of TEC/TransAmerican LLC and all of the common stock of Southeast Marine, Inc., which owns 200,000 shares of Common Stock of the Company. TransAmerican Natural Gas Corporation may be deemed to beneficially own all of the shares of Common Stock of the Company held or owned beneficially by TEC/TransAmerican LLC and Southeast Marine, Inc.

          (4) TEC/TransAmerican LLC owns all of the Common Stock of TEC, and may be deemed to beneficially own all of the shares of Common Stock of the Company held by TEC.

          As of the Effective Date, all of the common stock, including the shares held by the foregoing stockholders, will be canceled pursuant to the Plan. Mr. Stanley will be issued 247,500 shares of New Class B Common Stock (defined below), representing approximately 19.8% of the New Common Stock to be issued pursuant to the Plan. Information regarding other principal owners of voting securities as of the Effective Date will be provided by amendment.

                                  UNDERWRITERS

ITEM 6.   UNDERWRITERS.

          (a) PERSONS ACTING AS UNDERWRITERS WITHIN LAST THREE YEARS.

          None.

          (b) PROPOSED PRINCIPAL UNDERWRITER OF SECURITIES PROPOSED TO BE
              OFFERED.

          None.


                               CAPITAL SECURITIES

ITEM 7.   CAPITALIZATION.

          (a) CAPITALIZATION.


          Pursuant to the Plan, the Company's Certificate of Incorporation will be amended to provide for, among other things, the authorization of
          (i) 100,000,000 shares of new Class A Common Stock, $0.01 par value (the "New Class A Common Stock"), (ii) 247,500 shares of new Class B Common Stock, $0.01 par value (the "New Class B Common Stock, and, together with the New Class A Common Stock, the "New Common Stock"), and (iii) 500,000,000 shares of new Preferred Stock of which approximately 328,653,716 shares will be designated new Senior Preferred Stock (the "New Senior Preferred Stock"), and approximately 45,678,306 shares will be designated new Junior Preferred Stock (the "New Junior Preferred Stock"). The following information is provided with respect to each authorized class of securities of the Applicant:

          As of January 25, 2000:

          TITLE OF CLASS                     AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
          --------------                     -----------------              ------------------
          Common Stock
          $0.01 par value                    100,000,000 shares             57,515,566 shares

          13 3/4% Senior Subordinated
          Notes due 2001                     $117,573,000                   $115,800,000

          Estimated as of the Effective Date:

          TITLE OF CLASS                     AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
          --------------                     -----------------              ------------------
          Class A Common Stock
          $0.01 par value                    100,000,000 shares             1,002,500 shares*

          Class B Common Stock
          $0.01 par value                    247,500 shares                 247,500 shares

          Senior Preferred Stock
          $1.00 par value                    328,653,716 shares             222,455,000 shares

          Junior Preferred Stock
          $1.00 par value                    45,678,306                     20,716,000 shares

          15% Senior Secured
          Notes due 2005                     $200,000,000          $200,000,000

          ------------------

          * As of the Effective Date, there will also be issued 625,000 Warrants (the "New Warrants") to purchase shares of New Class A Common Stock. Each New Warrant will be exercisable to purchase one share of New Class A Common Stock at an exercise price of $120.00 per share. The New Warrants will be exercisable at any time on or after the date of issuance thereof and will expire on June 30, 2002.



          (b) VOTING RIGHTS.

          The voting rights of each class of voting securities listed in (a) above is described below:

          Old Common Stock

          Each share of the common stock of the Company issued and outstanding prior to the Effective Date (the "Old Common Stock") has one vote with respect to all matters submitted to a vote of stockholders. Cumulative voting is prohibited. The Old Common Stock will be canceled pursuant to the Plan.

          New Common Stock


          Subject to the rights described below of holders of the New Senior Preferred Stock and the New Class B Common Stock to elect certain directors, holders of shares of New Common Stock will be entitled to one vote per share on any matter submitted to a vote of stockholders, including the election of directors to fill vacancies which are not otherwise designated to be filled by the holders of the New Preferred Stock or New Class B Common Stock. Cumulative voting will be prohibited. The holders of the New Class B Common Stock will have the right, voting separately as a class, to elect one director of the Company during periods in which the holders of the New Senior Preferred Stock are not entitled to elect all five directors of the Company.


          New Senior Preferred Stock


          The holders of the New Senior Preferred Stock will have the right, voting separately as a class, to elect four of the five directors to the New Board of Directors of the Company; provided, that if dividends have not been paid with respect to the payments due on the New Senior Preferred Stock commencing two years after the Effective Date of the Plan, such holders will have the right, voting separately as a class, to elect all five directors to the New Board of Directors of the Company. Such voting rights will terminate when all such dividends accrued and in default have been paid in full or set apart for payment. The term of the fifth director so elected will terminate immediately upon such payment or setting apart of funds for such payment. Holders of the New Senior Preferred Stock will have one vote per share, voting together with the New Class A Common Stock (and the New Junior Preferred Stock and any other series of classes of Company stock entitled to vote with the New Class A Common Stock), on all matters on which holders of the New Class A Common Stock are entitled to vote generally.

          In addition, so long as any New Senior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least 75% of all outstanding shares of New Senior Preferred Stock, voting separately as a class, will be required to (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the New Senior Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company; (iii) waive any covenant contained in the Certificate of Designation for the New Senior Preferred Stock, provided, however, that certain specified covenants may be waived with the consent of 66 2/3% of all outstanding shares of New Senior Preferred Stock voting separately as a class; (iv) consummate any merger, consolidation or sale of substantially all the assets of the Company, or (v) effect any reclassification of the New Senior Preferred Stock.

          New Junior Preferred Stock


          Holders of the New Junior Preferred Stock will have one vote per share (voting together with the New Class A Common Stock, the New Senior Preferred Stock and any other series or classes of Company stock entitled to vote with the New Class A Common Stock), on all matters on which holders of the New Class A Common Stock are entitled to vote generally. In exercising such voting rights, each outstanding share of New Junior Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights. If no shares of New Senior Preferred Stock are outstanding, the holders of the New Junior Preferred Stock will have the right, voting separately as a class, to elect two directors to the New Board of Directors.

          In addition, so long as any New Junior Preferred Stock is outstanding, the affirmative vote or consent of the holders of at least 75% of all outstanding shares of New Junior Preferred Stock, voting separately as a class, will be required to waive any covenant contained in the Certificate of Designation for the New Junior Preferred Stock, provided, however, that certain specified covenants may be waived with the consent of 66 2/3% of all outstanding shares of New Junior Preferred Stock voting separately as a class.



                              INDENTURE SECURITIES

ITEM 8.   ANALYSIS OF INDENTURE PROVISIONS.


          The following analysis of Indenture provisions required under Section 305(a)(2) of the TIA is a summary and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to this application. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.


          EVENTS OF DEFAULT; WITHHOLDING OF NOTICE OF DEFAULT


          The Indenture defines an Event of Default as (i) the failure by the Company to pay installments of interest on the Notes as and when the same become due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration, or otherwise, including payment due by reason of a Change of Control,
          (iii) the failure by the Company or any of its Subsidiaries to observe or perform any other covenant, agreement, or warranty contained in the Security Documents, the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and to the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency, or reorganization in respect of the Company or any of its Subsidiaries, (v) a default which extends beyond any stated period of grace applicable thereto (including any extension thereof) under any mortgage, indenture, or instrument under which there is outstanding any Debt of the Company or any of its Subsidiaries aggregating in excess of $5 million or a failure to pay such Debt at its stated maturity, provided that a waiver by all of the lenders of such debt of such default shall constitute a waiver under the Indenture for the same period, (vi) final judgments not covered by insurance aggregating at least $5 million at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days, or (vii) any of the Security Documents not being in full force and effect or ceasing to give the Trustee a perfected security interest in, and Lien on, the Collateral (except as the result of a release effected pursuant to the Indenture or where no material adverse effect to the holders of the Notes would result). The Indenture provides that if a default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default; provided, that, except in the case of default in payment of principal of, premium, if any, or interest on the Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Notes.

          If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or its Subsidiaries), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of 25% in aggregate principal amount of Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal of the Notes, and accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause
          (iv), above, relating to the Company or its Subsidiaries occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of not less than 75% in aggregate principal amount of Notes generally are authorized to waive such declarations of acceleration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay all accrued and unpaid interest on the Notes, the principal, and premium, if any, of any Notes which would become due otherwise than by such acceleration and certain other items, and (b) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived. However, no such waiver shall be effective for any Event of Default or event which with notice or lapse of time or both would be an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of (x) 75% in aggregate principal amount of the Notes, or (y) the affected Holder of each of the outstanding Notes, unless (x) 75% in aggregate principal amount of the Notes, or (y) all such affected Holders, respectively, agree, in writing, to waive such Event of Default or event. No such waiver shall cure or waive any subsequent default or impair any right consequent thereon.

          Prior to the declaration of acceleration of the Notes, the Holders of 66 2/3% in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default or potential default, except a default or potential default (i) in the payment of principal of, premium, if any, or interest on any Note not yet cured, (ii) which arises because of a violation of the Indenture provision regarding amendments, supplements and waivers with the consent of Holders, or (iii) with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected or 75% in aggregate principal amount of the Notes at the time outstanding, as the case may be; provided, however, that such a default may be waived by the consent of Holders of each outstanding Note affected or 75% in aggregate principal amount of the Notes outstanding, as the case may be.

          Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order, or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of 66 2/3% in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.


          AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS


          A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note, but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture.

          The Trustee shall authenticate Notes for original issue in the aggregate principal amount of up to $200,000,000 upon a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time under the Indenture may not exceed $200,000,000. Upon the written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Company.

          The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. An authenticating agent has the same rights as a Registrar, a Paying Agent or a co-Registrar appointed under the Indenture to deal with the Company, any Guarantor, any Affiliate, or any of their respective Subsidiaries.

          Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

          The Notes will be issued pursuant to the Plan; there will be no proceeds from the issuance of the Notes.


          RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE


          The Notes will be secured by a lien on substantially all of the assets of the Company, other than Inventory and Receivables (the "Collateral"). The liens securing the Extended DIP Facility, the Post Confirmation Credit Facility and certain other indebtedness will be senior to the lien securing the Notes.

          Under certain circumstances specified in the Indenture, the Company may dispose of Collateral without requesting or receiving the consent of the Trustee, and, in certain circumstances, such disposal can be made free from the security interests. In addition, the Trustee can release all or part of the Collateral from the security interests, upon request by the Company, if no Event of Default has occurred and is continuing, and if one of the following conditions is met: (i) the Collateral to be released will be used within five business days either to make redemptions or purchases of Notes which will be delivered to the Trustee for cancellation, (ii) the Collateral is to be released in connection with an Asset Sale in compliance with the Asset Sale provisions, (iii) all of the conditions precedent to the termination of the security document under which the lien in the Collateral to be released was created, or to the release of such Collateral from the lien created by such security document, as set forth in such security document, have been satisfied, (iv) holders of not less than 75% in principal amount of the then outstanding Notes have consented in writing to such release of Collateral from the security interests; (v) the Collateral to be released secures debt or other obligations that constitute certain specified types of First Lien Debt and the Company has satisfied the requirements for obtaining subordination of the security interests therein and such Collateral is or will be encumbered by a lien permitted under the Indenture; or (vi) the release is required pursuant to or in order to effect compliance with the Plan or a Plan Order. The Company must also deliver any certificate or opinion required by the TIA. The Company can also request the Trustee to execute a subordination agreement, in lieu of releasing any Collateral, with respect to such Collateral.

          Upon satisfaction and discharge of the Indenture, the Trustee's lien on the Collateral will be released.


          SATISFACTION AND DISCHARGE OF THE INDENTURE


          The Indenture ceases to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution, and exchange of Notes and the Company's right of optional redemption, (ii) rights of Holders to receive payments of principal of, premium, if any, and interest on the Notes and any other rights of the Holders with respect to such amounts, (iii) the rights, obligations, and immunities of the Trustee under the Indenture, and
          (iv) certain other specified provisions in the Indenture (the foregoing exceptions (i) through (iv) are collectively referred to as the "Reserved Rights")) on the 91st day (or one day after such other greater period of time in which any such deposit of trust funds may remain subject to set aside or avoidance under bankruptcy or insolvency laws, e.g., one year after any such deposit) after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the Holders, of (i) money in an amount, (ii) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of the Notes, money in an amount, or (iii) a combination thereof, sufficient to pay and discharge the principal of, premium, if any, and interest on the Notes then outstanding on the stated maturity or on the applicable redemption date, as the case may be. Such a trust may be established only if certain conditions are satisfied, including delivery by the Company to the Trustee of opinions of outside counsel acceptable to the Trustee (who may be outside counsel to the Company) to the effect that (i) the defeasance and discharge will not be deemed, or result in, a taxable event for Federal income tax purposes, with respect to the Holders, and (ii) all conditions precedent have been complied with. The Indenture will not be discharged if, among other things, (i) an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company shall have occurred and be continuing on the date of such deposit or at any time in the period ending on the 91st day after the date of such deposit, or (ii) the defeasance would result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, the Guarantors, or any of their Subsidiaries is a party or by which its properties is bound. The Company will be deemed to have paid and discharged the entire indebtedness on all of the outstanding Notes when (i) all outstanding Notes have been delivered to the Trustee for cancellation, or (ii) the Company has paid or caused to be paid the principal of and interest on the Notes.


          EVIDENCE TO BE FURNISHED TO TRUSTEE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS


          The Company is required to furnish to the Trustee, within 60 days after the end of each fiscal quarter or 105 days after the end of a fiscal quarter that is also the end of a fiscal year, an officers' certificate to the effect that such officers have conducted or supervised a review of the activities of the Company and its Subsidiaries and of performance under the Indenture and that, to the best of such officers' knowledge, based on their review, the Company and its Subsidiaries have fulfilled all of their obligations under the Indenture or, if there has been a default, specifying each default known to them, its nature and its status. The Company is also required to notify the Trustee of any changes in the composition of the Board of Directors of the Company or any of its Subsidiaries or of any amendment to the charter or bylaws of the Company or any of its Subsidiaries.

          The Company will be required to deliver to the Trustee within 105 days after the end of each of its fiscal years a written report of a firm of independent certified accountants with an established national reputation stating that in conducting their audit for such fiscal year, nothing has come to their attention that caused them to believe that the Company or any of its Subsidiaries was not in compliance with certain provisions of the Indenture.

          The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee immediately upon becoming aware of any Default or Event of Default under the Indenture, an officers' certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

          The Company and each of its Subsidiaries, where applicable, shall deliver to the Trustee and to each Holder, within 15 days after it files them with the Commission, copies of all reports and information that the Company is required to file with the Commission pursuant to
          Section 13 or 15(d) of the Exchange Act.

          Concurrently with the reports delivered pursuant to the preceding paragraph, the Company shall deliver to the Trustee and to each Holder annual and quarterly financial statements with appropriate footnotes of the Company and its Subsidiaries, all prepared and presented in a manner substantially consistent with those of the Company required by the preceding paragraph.


ITEM 9.   OTHER OBLIGORS.


          The Company's obligations under the Indenture will be guaranteed by certain Subsidiaries of the Company and secured by a pledge of certain of such Subsidiaries' assets.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

          This Application for Qualification comprises:


          (a)  Pages numbered 1 to 14, consecutively.

          (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified.

          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

               Exhibit T3A    Certificate of Incorporation, as amended, of the
                              Company, as in effect on the date of filing hereof
                              (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities Act
                              (No. 33-75050), and incorporated herein by reference thereto).

               Exhibit T3B    Bylaws of the Company, as in effect on the date of
                              filing hereof (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities Act (No. 33-75050), and incorporated herein by reference thereto).

               Exhibit T3C    Indenture, to be dated as of the Effective Date,
                              between the Company and Firstar Bank, N.A., in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

               Exhibit T3D    Not applicable.

               Exhibit T3E-1  First Amended Joint Disclosure Statement Pursuant
                              to Section 1125 of the Bankruptcy Code dated
                              September 29, 1999 (previously filed).

               Exhibit T3E-2  Second Amended, Modified and Restated Plan of
                              Reorganization dated January 25, 2000 (filed as an exhibit to the Company's current report on Form 8-K dated February 7, 2000, and incorporated herein by reference thereto).

               Exhibit T3F    Cross reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA (filed herewith).

               Exhibit T3G    Trustee's Statement of Eligibility on Form T-1
                              under the TIA (filed herewith).

                                    SIGNATURE


                  Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, TransTexas Gas Corporation, a Delaware corporation, has duly caused this Amendment No. 1 to Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 29th day of February, 2000.

                                             TRANSTEXAS GAS CORPORATION
         (Seal)


                                             By:/s/ ED DONAHUE
                                                --------------------------------
                                             Name:  Ed Donahue
                                             Title: Vice President

         Attest:


         By:/s/ ANN F. GULLION
            ------------------------------------
         Name:  Ann F. Gullion
         Title: Assistant Secretary

                                  EXHIBIT INDEX


         Exhibit No.    Exhibit
         -----------    -------

         T3A Certificate of Incorporation, as amended, of the Company, as in effect on the date of filing hereof
                        (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities Act (No.
                        33-75050), and incorporated herein by reference thereto).

         T3B Bylaws of the Company, as in effect on the date of filing hereof (filed as an exhibit to the Company's registration statement on Form S-1 under the Securities
                        Act (No. 33-75050), and incorporated herein by reference thereto).

         T3C Indenture, to be dated as of the Effective Date, between the Company and Firstar Bank, N.A., in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

         T3D            Not applicable.

         T3E-1          First Amended Joint Disclosure Statement Pursuant to
                        Section 1125 of the Bankruptcy Code dated September 29,
                        1999 (previously filed).

         T3E-2          Second Amended, Modified and Restated Plan of
                        Reorganization dated January 25, 2000 (filed as an exhibit to the Company's current report on Form 8-K dated February 7, 2000, and incorporated herein by reference thereto).

         T3F Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA
                        (filed herewith).

         T3G            Trustee's Statement of Eligibility on Form T-1 under the
                        TIA (filed herewith).